November 4, 2019

VIA EDGAR CORRESPONDENCE

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             CIM Commercial Trust Corporation

Schedule TO-I

Filed October 22, 2019

SEC File No. 005-50769

Dear Mr. Duchovny:

On behalf of CIM Commercial Trust Corporation (the “Company”), we hereby provide the following responses to your comment letter dated October 29, 2019 (the “Comment Letter”) regarding the above-referenced Tender Offer Statement on Schedule TO-I, filed on October 22, 2019 (the “Schedule TO”), relating to the cash tender offer by the Company (the “Offer”).  To assist your review, we have retyped the text of the Staff’s comments in bold below.  The headings and pages below correspond to the headings and pages in the Comment Letter and the Company’s offer to purchase, dated October 22, 2019 (the “Offer to Purchase”), relating to the Offer.  All capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.  The responses and information described below are based upon information provided to us by the Company.

In addition, concurrently herewith, we are transmitting via EDGAR Amendment No. 1 to the Schedule TO (“Amendment No. 1”), reflecting revisions in response to the Comment Letter.

SCHEDULE TO-I

1.              Please provide us your legal analysis supporting your conclusion that your tender offer is not a going private transaction subject to Rule 13e-3.

Response:  We respectfully advise the staff of the SEC (the “Staff”) that, for the reasons set forth below, we conclude that Rule 13e-3 promulgated under the Exchange Act (“Rule 13e-3”) is not applicable to the Offer.

An offeror’s obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

A.            causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 promulgated under the Exchange Act, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 promulgated under the Exchange Act; or suspension under Rule 12h-3 promulgated under the Exchange Act or Section 15(d) of the Exchange Act; or

B.            causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

As described below, the Offer is neither reasonably likely to produce, nor intended to produce, the effects set forth in Rule 13e-3(a)(3)(ii)(A) or (B), reproduced above.

Paragraph (a)(3)(ii)(A) of Rule 13e-3.  The Series L Preferred Stock is subject to the reporting obligations in section 15(d) of the Exchange Act. Nevertheless, at the time the Offer commenced, there were fewer than 300 record holders of the Series L Preferred Stock as described in Rules 12g-4 and 12h-3 under the Exchange Act.  According to securities position listing reports provided by the Depository Trust Company, as of October 18, 2019, there were eleven record holders of Series L Preferred Stock.  Therefore, pursuant to Compliance & Disclosure Interpretation 104.01 (“Going Private Transactions by Certain Issuers and Their Affiliates”), the Offer will not “cause” the Series L Preferred Stock to become eligible for termination of registration under Exchange Act Rule 12g-4 or for suspension of reporting obligations under Rule 12h-3 or section 15(d) of the Exchange Act.

Paragraph (a)(3)(ii)(B) of Rule 13e-3.  The Series L Preferred Stock is listed on the Nasdaq Global Market (“Nasdaq”) and the Tel Aviv Stock Exchange (the “TASE”).  The Company desires and intends to maintain such listings after completion of the Offer in order to continue reporting in Israel in accordance with the dual-listing regime as well as to avoid being subject to certain Israeli corporate governance requirements, and has structured the Offer so that the Offer is not reasonably likely to result in the Series L Preferred Stock being ineligible for listing on Nasdaq, a national securities exchange.

The primary equity security of the Company, the common stock, par value $0.001 per share, is listed on Nasdaq and the TASE.  As a result, pursuant to Nasdaq Rule 5460(a), in order to remain listed on Nasdaq, the Series L Preferred Stock must meet the following requirements, each of which is addressed in turn below:

(1)         At least 100,000 Publicly Held Shares:(1)  There are currently outstanding 8,080,740 shares of Series L Preferred Stock.  As indicated in the Offer to Purchase, no officer or director of the Company holds shares of Series L Preferred Stock.  According to information most recently obtained by Israel Brokerage & Investments, I.B.I. Ltd., the Israeli Tender Offer Coordinator, 4,275,854 shares of Series L Preferred Stock (or approximately 52.9% of the outstanding shares) are held through TASE Members on behalf of forty-seven accounts of

(1)   “Publicly Held Shares” is defined by Nasdaq Rule 5005(a)(35) to mean shares not held directly or indirectly by an officer, director or any person who is the beneficial owner of more than 10% of the total shares outstanding.

mutual funds, pension funds and long-term savings accounts, and no such account holds greater than 10.0% of the outstanding shares of Series L Preferred Stock on an individual basis.(2)  On the basis of such information, and the fact that the Offer is only for 2,693,580 shares (or approximately 33.3% of the shares outstanding), the Company believes that there will be in excess of 100,000 Publicly Held Shares following the completion of the Offer.

(2)         A Market Value of Publicly Held Shares of at least $1,000,000:(3)  Assuming the Offer is fully subscribed, 2,693,580 shares of Series L Preferred Stock will be purchased by the Company and 5,387,160 shares of Series L Preferred Stock will remain outstanding.  Assuming the consolidated closing bid price on Nasdaq of the Series L Preferred Stock following the Offer will be equal to such price on the last full trading day before the offer commenced, or $26.90 as of October 21, 2019, the shares of Series L Preferred Stock that remain outstanding following the Offer will have an aggregate market value of $144,914,604.  On the basis of such information and the information regarding Publicly Held Shares set forth in (1) above, the Company believes that the Publicly Held Shares of Series L Preferred Stock will have a Market Value in excess of $1,000,000 following the completion of the Offer.

(3)         Minimum bid price of at least $1.00 per share:  During the 52 weeks prior to the commencement of the Offer (from and including October 22, 2018 to and including October 21, 2019), sales of Series L Preferred Stock were consummated on Nasdaq at prices in the range of $23.21 to $30.00, which is significantly more than the required minimum bid price of $1.00 per share.  Further, the stated value of the Series L Preferred Stock is $28.37 per share.  On the basis of such information, the Company does not believe that the Offer could reasonably be expected to cause the Series L Preferred Stock to trade below $1.00 following the consummation of the Offer.

(4)         At least 100 Public Holders:(4)  As indicated in the Offer to Purchase, no officer or director of the Company holds shares of Series L Preferred Stock.  Mathematically, there can be no greater than nine beneficial holders of more than 10% of the total shares of Series L Preferred Stock.  According to information received from the TASE Clearing House, as of August 1, 2019, there were 559 beneficial holders of Series L Preferred Stock holding a total of 2,848,233 shares, with two TASE Members declining to provide information regarding the beneficial holders of the remaining 5,224,643 shares outstanding as of such date.  As a result, on the basis of information available to the Company, there are at least 551 Public Holders.  Making the reasonable assumption that holders of Series L Preferred Stock participate in the Offer pro rata in accordance with their interests, the number of Public Holders will not be materially affected by the Offer and well in excess of 100 Public Holders will remain following the consummation of the Offer.

(2)   Ownership information as of July 2019, with respect to mutual funds, and June 2019, with respect to pension funds and long-term savings accounts.  One additional account holds 1,042,095 shares of Series L Preferred Stock (or approximately 12.9% of the outstanding shares).  Ownership information with respect to the remaining 2,762,791 shares of Series L Preferred Stock outstanding is not available to the Company.

(3)   “Market Value” is defined by Nasdaq Rule 5005(a)(23) to mean the consolidated closing bid price multiplied by the measure to be valued (e.g., a Company’s Market Value of Publicly Held Shares is equal to the consolidated closing bid price multiplied by a Company’s Publicly Held Shares).

(4)   “Public Holder” is defined by Nasdaq Rule 5005(a)(36) to mean holders of a security that includes both beneficial holders and holders of record, but does not include any holder who is, either directly or indirectly, an executive officer, director, or the beneficial holder of more than 10% of the total shares outstanding.

(5)         At least two registered and active Market Makers:(5)  As of October 30, 2019, there are ten Market Makers designated as “Active” by Nasdaq with respect to the Series L Preferred Stock.  The Company has no reason to believe that the Offer will cause nine of the ten existing Market Makers to exit their roles as such with respect to the Series L Preferred Stock.

OFFER TO PURCHASE

Important

2.              We note your disclosure in the last paragraph that suggests the offer is not open to security holders outside the U.S. or Israel.  Please provide us your support for the apparent exclusion of security holders elsewhere or revise your disclosure.

Response:  We have deleted from the Offer to Purchase the disclosure that the Staff identified as suggesting the Offer is not open to security holders outside the U.S. or Israel.

Terms of the Offer, page 9

3.              Refer to the second paragraph of page 10. Please revise your disclosure to describe the adjustments that will be made to avoid the purchase of fractional shares.

Response:  All shares of Series L Preferred Stock are held of record by TASE Members (in Israel) or brokers (in the United States) on behalf of the beneficial owners of such shares.  We respectfully advise the staff that the Company has been informed that each TASE Member (the entities through which investors based in Israel hold their shares of Series L Preferred Stock) makes adjustments to avoid the purchase of fractional shares in accordance with its own internal policies and procedures.  As there is no one method of addressing fractional shares prescribed by Israeli law or otherwise, and the Company does not have the ability to require the TASE Members to address fractional shares in a particular manner, we have included in the Offer to Purchase a disclosure that advises holders of Series L Preferred Stock to consult their respective TASE Members for information regarding the method used by such TASE Member to address fractional shares.  Likewise, each U.S. broker will abide by its own internal policies and procedures to avoid the purchase of fractional shares, and we have included a disclosure similar to the disclosure regarding the TASE Members.

In respect of shares tendered by TASE Members or U.S. brokers on behalf of their clients, we have included in the Offer to Purchase a disclosure that states, in the event of proration, the number of shares of Series L Preferred Stock to be purchased by the Company from a given TASE Member or U.S. broker will be rounded up or down to the nearest whole share (with any fractional shares less than 0.5 being rounded down to the nearest whole share); provided, however, in the event such adjustment would cause the Company to purchase greater than 2,693,580 shares of Series L Preferred Stock, all fractional shares will instead be rounded down to the nearest whole share.

(5)   “Market Maker” is defined by Nasdaq Rule 5005(a)(25) to mean a dealer that, with respect to a security, holds itself out (by entering quotations in the Nasdaq Market Center) as being willing to buy and sell such security for its own account on a regular and continuous basis and that is registered as such.

Conditions of the Offer, page 17

4.              Refer to the first condition.  Please disclose any approvals, licenses, permits, etc. that you are aware are necessary to consummate the offer and the efforts you are making to obtain them.

Response:  As indicated in the Offer to Purchase, the Company is not aware of any filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the Company to complete the Offer that has not been made or obtained, other than (as of the date of the Offer to Purchase) the filing with the SEC and the ISA of the Schedule TO, which have been completed, and the issuance of a no-action letter by the ISA in respect of the Offer, which has been received.  We have revised the disclosure to clarify that there are no other approvals, licenses, permits, etc. of which the Company is aware as of the date of Amendment No. 1 that must be obtained, and have not yet been obtained, in or order to consummate the Offer.

*          *          *

We trust the above adequately responds to the comments in your letter.  We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Please do not hesitate to call me at (310) 712-6603 with any questions or further comments you may have regarding Amendment No. 1 or if you wish to discuss the above responses.

Sincerely,

/s/ Patrick S. Brown